Mail Stop 3561
                                                             November 21, 2018

Jeffrey Binder
Chief Executive Officer
CLS Holdings USA, Inc.
11767 South Dixie Highway, Suite 115
Miami, FL 33156

       Re:     CLS Holdings USA, Inc.
               Amendment No. 1 to Registration Statement on Form S-1 Filed November 6, 2018
               File No. 333-227089

Dear Mr. Binder:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2018 letter.

Selling Stockholders, page 31

1. In the sixth paragraph if this section, you indicate, based on representations from the selling shareholders, that none are broker dealers. But it appears that WestPark
       Capital, Inc. is a broker dealer. Please revise this paragraph accordingly.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey Binder
CLS Holdings USA, Inc.
November 21, 2018
Page 2

      Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621 or me at
(202) 551-
3720 with any questions.

                                                          Sincerely,

                                                          /s/ Lisa M. Kohl for

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products